Exhibit 10.12
[Lilly letterhead]
November 11, 2009
Personal and Confidential
Steven M. Paul, M.D.
Executive Vice President-Science and Technology
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
Re: Exit Agreement
Dear Steve:
As we’ve discussed and recently announced, Eli Lilly and Company (“Lilly”) has hired Dr. Jan Lundberg to assume the role of Executive Vice President, Science and Technology, reporting to John C. Lechleiter, Chairman, President and Chief Executive Officer of Lilly. Accordingly, we have discussed your departure from Lilly and the transition of your current responsibilities. You and Lilly acknowledge and agree that this agreement is motivated solely by the desire to part ways on amicable terms and accommodate a smooth transition and that by carrying out the terms of this agreement, neither you nor Lilly admit any wrongful action or any liability to the other.
Based on Lilly’s decision to hire Dr. Lundberg at this time to assume the Executive Vice President, Science and Technology role, you and Lilly have agreed that you will retire from Lilly effective March 1, 2010. Because of the importance of effecting a smooth transition of your responsibilities to Dr. Lundberg and the disruption this transition timing has caused on your individual retirement planning, Lilly has agreed to provide the following onetime payment to you so long as you remain employed with Lilly through February 28, 2010 and sign (and do not revoke) the release agreement described below:
Onetime Discretionary Payment. Lilly agrees to pay you a lump sum payment equal to two million dollars ($2,000,000), less all applicable taxes. Such payment will be made to you within thirty (30) days of your departure from Lilly.
Please note that you will not be entitled to any special equity awards or equity treatment as a result of this arrangement and you will forfeit the restricted stock grant of 5,000 shares that was provided to you on or about December 18, 2000. Any other outstanding unvested equity awards that you have received will vest immediately upon your retirement from Lilly and any payouts will be made in accordance with the terms of those grants. In addition, as referenced in your letter of understanding dated September 15, 2004, which is incorporated herein by reference, upon your retirement you will be entitled to ten (10) years of benefit service credit in addition to your actual service with Lilly because your employment will be terminated for reasons other than a disciplinary termination (as described in that letter). Such service would be used to calculate your retirement benefit only (provided through the Lilly Retirement Plan and the Lilly Excess Benefit Plan (Retirement)); this additional service credit does not apply to other benefits.

Steven M. Paul, M.D.
November 12, 2009

Consistent with company policy, you will be required to sign (and not revoke) a Release Agreement in the form provided to you by Lilly within the timeframe described therein as a condition for receiving the payment described above.
If you have any questions, please call me at [phone number omitted].

ELI LILLY AND COMPANY
By:	/s/ Susan Mahony
Susan Mahony, Ph.D.
Sr. Vice President, Human Resources